082 - 03334

OSLO BØRS NewsWeb

Ticker: TOM

Ant meldinger: 25

Fra: 25.08.2

Meldingstype: MELDEPLIKTIG HANDEL

Til: 25.09.2

22.09.06 07:35 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 130,000 own shares at an average price of NOK 39.91 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,813,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 21 September 2006
Tomra Systems ASA

OSLO BØRS NewsWeb

Ticker: Ant meldinger: 25 Fra: 21.09.2

Meldingstype: MELDEPLIKTIG HANDEL Til: 21.09.2

21.09.06 07:42 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 170,000 own shares at an average price of NOK 40.14 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,683,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 20 September 2006
Tomra Systems ASA

OSLO BØRS NewsWeb Ticker: TOM Ant meldinger: 25 Fra: 19.08.2
Meldingstype: MELDEPLIKTIG HANDEL Til: 19.09.2

19.09.06 08:39 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

Tomra Systems ASA has today purchased 175,000 own shares at an average price of NOK 40.63 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,513,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 18 September 2006
Tomra Systems ASA

Ragnhild Ringheim

From: ASK-IR
Sent: 14. september 2006 16:45
To: ASK-IR
Subject: Tomra Systems (NO) - TOMRA - CHANGE IN CAPITAL STRUCTURE

TOMRA

Published: 16:44 14.09.2006 GMT+2 /HUGIN /Source: Tomra Systems /OSE: TOM /ISIN: NO0005668905

TOMRA - CHANGE IN CAPITAL STRUCTURE

The Board of Directors in Tomra Systems ASA has today decided to enter into a five year, bilateral, revolving bank loan agreement for the amount of NOK 500 million. The loan will be used to finance buyback of shares in TOMRA.

According to a decision made by the Annual General Meeting in May this year, the Board of Directors is currently authorized to buy back 10 million shares in TOMRA. So far 2,338,100 shares have been bought back. Consequently there will be an extraordinary general meeting in fourth quarter this year where the Board will ask for a new authorization to buy back 10 million additional shares.

The Board of Directors' decision is made in order to adjust the company's capital structure. After the loan agreement TOMRA will still have a very solid balance sheet that provides required flexibility. To further ensure financial flexibility, the Board of Directors will ask that shares bought back under the new authorization can be used in connection with financing of potential future acquisitions. Treasury shares not used for this purpose will thus be deleted at a later point in time.

Potential questions can be directed to CEO Amund Skarholt at +47 97559425.

Asker, 14 September 2006
Tomra Systems ASA

14.09.06 07:47 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 340,000 own shares at an average price of NOK 39.56 per share at Oslo Stock Exchange. After this transaction Tomra holds 2,338,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 13 September 2006
Tomra Systems ASA

12.09.06 07:45 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 120,000 own shares at an average price of NOK 40.71 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,998,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 11 September 2006
Tomra Systems ASA

08.09.06 08:14 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 100,000 own shares at an average price of NOK 41.09 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,878,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 7 September 2006
Tomra Systems ASA

07.09.06 07:54 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 180,000 own shares at an average price of NOK 42.14 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,778,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 6 September 2006
Tomra Systems ASA

06.09.06 07:45 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 287,000 own shares at an average price of NOK 43.11 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,598,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 5 September 2006
Tomra Systems ASA

04.09.06 08:15 Marked=OB TOM **PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 75,000 own shares at an average price of NOK 40.89 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,311,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 1 September 2006
Tomra Systems ASA

Oslo Børs NewsWeb

Ticker: TOM

Ant meldinger: 5

Fra: 31.07.2

Meldingstype: MELDEPLIKTIG HANDEL

Til: 31.08.2

31.08.06 07:33 Marked=OB **TOM PURCHASE OF TREASURY SHARES** meldepliktig handel

---

Tomra Systems ASA has today purchased 112,000 own shares at an average price of NOK 40.56 per share at Oslo Stock Exchange. After this transaction Tomra holds 1,236,100 treasury shares.

For further information please contact CFO Espen Gundersen, telephone +47 97 68 73 01

Asker, 30 August 2006
Tomra Systems ASA